A&P 3/11/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Wall Street
(No. and Street)

New York (City) New York (State) 10005-2889 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael V. Montella (212) 429-2814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) New York (State) 10036-2798 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C. 165

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/21

OATH OR AFFIRMATION

I, Craig Schiffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH BILLOTTO
Notary Public, State of New York
No. 01BI5051659
Qualified in Nassau County
Commission Expires November 13, 2005

Signature

President - CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dresdner Kleinwort Wasserstein Securities LLC

(a wholly owned subsidiary of Dresdner Bank AG)
Statement of Financial Condition
As of December 31, 2002

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers and Member of
Dresdner Kleinwort Wasserstein Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein Securities LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

Dresdner Kleinwort Wasserstein Securities LLC
(a wholly owned subsidiary of Dresdner Bank AG)
Statement of Financial Condition
(in thousands)
December 31, 2002

Assets		
Cash	$	22,376
Securities purchased under agreements to resell (including $71 million segregated under federal regulations)		9,570,071
Receivable from brokers, dealers and clearing organizations		8,317
Securities borrowed		7,450,464
Securities failed to deliver		425,868
Receivable from customers		77,636
Securities owned, at fair value		19,493
Securities owned, at fair value, pledged to counterparties		4,685,031
Accrued interest		47,693
Other assets		47,410
Total assets	$	22,354,359
Liabilities and Member's Equity		
Liabilities		
Bank loans	$	2,103,662
Securities sold under agreements to repurchase		14,363,221
Securities loaned		3,523,494
Securities failed to receive		363,053
Payable to brokers and dealers		393,308
Payable to customers		171,478
Securities sold, but not yet purchased, at fair value		957,778
Interest payable		41,166
Accounts payable and accrued expenses		100,530
		22,017,690
Commitments and contingencies (Note 8)		
Subordinated borrowings		200,000
Member's equity		136,669
Total liabilities and member's equity	$	22,354,359

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Dresdner Kleinwort Wasserstein Securities LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz AG.

The Company acts as a broker and dealer in domestic and foreign equity and corporate debt. The Company is a primary dealer in U.S. Government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides financial advisory services in connection with private placements, structured finance and arranges lease financing.

2. Significant Accounting Policies

Principal transactions, including trading activities, are recorded on the trade date, while agency transactions are recorded on the settlement date of the transaction.

Securities and debt instruments owned and securities and debt instruments sold, but not yet purchased are recorded at their fair values. Listed market prices are used for exchange-traded instruments. For securities and debt instruments traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts are reported in securities and debt instruments owned or securities and debt instruments sold, but not yet purchased, as appropriate. Equity in futures transactions is reported in receivable from or payable to brokers and dealers, as applicable.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") are short-term collateralized financing transactions principally using U.S. Government obligations. They are carried at their contractual amounts, including accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the Statement of Financial Condition when the terms of the agreements permit netting under accounting standards.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

The Company is required to reclassify the fair value of securities and debt instruments owned, in which the counterparty has the right to sell or repledge the securities, from securities and debt instruments owned to securities and debt instruments owned, pledged to counterparties. The Company is also required to disclose the fair value of collateral received which it has the ability to sell or repledge.

End-of-period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations and customers, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned, bank loans and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, replaceable on demand, or bear interest at market rates.

Effective January 1, 2002, the Company became a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U. S. Federal, state and local income tax returns. The Company records income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax sharing arrangement with Dresdner.

The Company has adopted Financial Accounting Standards Board No. 142 ("SFAS No. 142") "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS No. 142 addresses the initial recognition, measurement and disclosure of goodwill and other intangible assets. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets will no longer be amortized and will be tested for impairment annually. The Company has goodwill and as a result annually reviews goodwill for impairment as events or changes in circumstances may indicate that it may not be recoverable. In such an event, goodwill in excess of expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on discounted future cash flows. There is no material impact on the Statement of Financial Condition as a result of the adoption of SFAS No. 142.

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Wasserstein Services LLC (the "Service Company"). The costs of these plans are allocated to the Company based on the compensation of the Company's employee participants in each plan. The plans are accounted for in a manner similar to a multi-employer defined contribution plan.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002. Actual results could differ from those estimates.

3. Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business. Costs and compensation for these activities are governed by agreements among the parties.

- The Company has obtained $200 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch.
- The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized line of credit totaling $2.1 billion with an affiliate which was fully drawn at December 31, 2002.
- The Company acquired from an affiliate in a cash transaction, Dresdner Kleinwort Wasserstein Leasing, Inc. ("Leasing"), a leasing business originally acquired by Leasing through a purchase transaction. The original acquisition by Leasing resulted in goodwill. At December 31, 2002, $10.5 million of goodwill is included in other assets in the Statement of Financial Condition. The Company has reviewed the goodwill and does not deem it impaired.

At December 31, 2002, amounts due from or to affiliates were as follows (in millions):

Due from affiliates	
Cash	$ 1
Securities purchased under agreements to resell	1,315
Securities borrowed	152
Securities failed to deliver	2
Receivable from customers	3
Accrued interest	2
Other assets	13
Due to affiliates	
Bank loans	2,100
Securities sold under agreements to repurchase	3,608
Securities loaned	2,676
Securities failed to receive	3
Payable to customers	10
Interest payable	4
Accounts payable and accrued expenses	14
Subordinated borrowings	200

4. Borrowings

The Company has uncollateralized lines of credit totaling $200 million with various banks. As of December 31, 2002, the Company has a letter of credit issued under these lines of $25 million which is pledged to a clearing organization. In addition, the Company has an uncollateralized line of credit totaling $2.1 billion with an affiliate which was fully drawn at December 31, 2002. The borrowing is due on January 2, 2003 and bears interest at 1.3%.

5. Subordinated Borrowings

On April 15, 2002, the Company replaced $200 million of subordinated borrowings outstanding from Dresdner under a subordinated note agreement and a revolving subordinated credit agreement with a $200 million of subordinated borrowings from Dresdner under a subordinated note agreement which is due April 15, 2007, and bears interest at 5.4%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowing. As of December 31, 2002, there were no outstanding borrowings under this agreement.

The subordinated note and the revolving subordinated credit agreement have been approved by the New York Stock Exchange for use by the Company in computing its net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

6. Trading Activities

The Company's trading activities are both customer-driven and proprietary. Trading activities are broadly managed in the Capital Markets business line. Its activities include domestic and international brokerage and principal trading, block trading, and syndicate participation in equity securities. Capital Markets activities also consist of trading in U.S. Government and agency securities, including both customer-driven and proprietary transactions in bonds, futures and repurchase contracts. The Company is a primary dealer in U.S. Government securities, as designated by the Federal Reserve Board.

At December 31, 2002, securities owned (including those pledged) and securities sold, but not yet purchased, consist of securities at fair value as follows (in millions):

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. Government obligations	$ 4,695	$ 955
Domestic equity securities	1	3
Other	9	-
	$ 4,705	$ 958

Securities sold, but not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance-sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the Statement of Financial Condition.

Approximately $4 million of U.S. Government securities have been deposited as collateral with various clearing organizations.

The Company enters into futures and options contracts related to its Capital Markets trading business. Futures contracts and options contracts have off-balance-sheet risk.

In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing corporations, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

At December 31, 2002, the Company had commitments to sell U.S. Government obligations under repurchase agreements with notional amounts of $400 million. In addition, the Company had commitments to purchase and sell U.S. Government obligations on a forward basis of $601 million and $257 million, respectively.

7. Income Taxes

The Company's deferred tax asset and the related valuation allowance is as follows (in millions):

	For the year ended December 31, 2002
Deferred tax asset	$ 46.9
Total deferred tax asset	46.9
Less - valuation allowance	(46.9)
Net deferred tax asset on Statement of Financial Condition	$ -

The Company has established a 100% valuation allowance for the deferred tax asset as there is no assurance that sufficient taxable income will be generated in the future which will enable this deferred tax asset to be realized.

8. Commitments and Contingencies

Affiliates have entered long-term lease agreements to rent office space, which the Company rents from affiliates on a month-to-month basis.

There are legal actions pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's Statement of Financial Condition.

At December 31, 2002, the approximate fair values of collateral received that can be sold or repledged by the Company, excluding the impact of FAS Interpretation No. 41 "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"), were (in millions):

Sources of collateral	
Securities purchased under agreements to resell	$ 18,156
Securities received in securities borrowed vs. cash transactions	7,214
Securities received in securities borrowed vs. pledged transactions	16
Total	$ 25,386

At December 31, 2002, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, excluding the impact of FIN 41 were (in millions):

Uses of collateral	
Securities sold under agreements to repurchase	$ 17,672
Securities loaned out in securities loaned vs. cash transactions	3,324
Collateral pledged out in securities borrowed vs. pledged transactions	16
Collateral pledged to clearing organizations	16
Total	$ 21,028

9. Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, is with other broker-dealers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty non-performance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowing transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery-versus-payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer non-performance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period, and for margin customers thereafter.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. Employee Retirement Plans

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees of the Company are eligible to participate in the plans.

11. Regulatory

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). In connection with the SEC's customer protection rule, Rule 15c3-3, $71 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers.

The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2 percent of "aggregate debits" arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2002, the Company's net capital was $253 million, which was $247 million in excess of its required capital.